UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Online Education Group

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.

c/o Maples Corporate Services Limited

P.O. Box 309

Ugland House

Grand Cayman, KY1-1104, Cayman Islands

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

May 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SCC Venture V Holdco I, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,494,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,494,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,494,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%1
14.	Type of Reporting Person (See Instructions) OO

1

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. Sequoia Capital China Venture Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,494,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,494,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,494,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%2
14.	Type of Reporting Person (See Instructions) PN

2

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. SC China Venture V Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,494,075
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,494,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,494,075
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%3
14.	Type of Reporting Person (See Instructions) PN

3

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. SCC Growth I Holdco A, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,539,320
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,539,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,539,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%4
14.	Type of Reporting Person (See Instructions) OO

4

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. Sequoia Capital China Growth Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,539,320
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,539,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,539,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%5
14.	Type of Reporting Person (See Instructions) PN

5

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. Sequoia Capital China Growth Fund Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,539,320
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,539,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,539,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%6
14.	Type of Reporting Person (See Instructions) PN

6

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. SC China Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,033,395
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,033,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,033,395
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%7
14.	Type of Reporting Person (See Instructions) OO

7

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. SNP China Enterprises Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,033,395
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,033,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,033,395
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%8
14.	Type of Reporting Person (See Instructions) OO

8

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

1.	Names of Reporting Persons. Nan Peng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,033,395
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,033,395

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,033,395
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%9
14.	Type of Reporting Person (See Instructions) IN

9

The percentage is based upon 229,974,799 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022.

Except as set forth in this Amendment No. 8 (this “Amendment”), the initial Schedule 13D that was filed on June 27, 2016 (the “Initial Filing”), as amended by Amendment No. 1 filed on May 18, 2017, Amendment No. 2 filed on April 26, 2018, Amendment No. 3 filed on April 25, 2019, Amendment No. 4 filed on April 8, 2020, Amendment No. 5 filed June 10, 2020, Amendment No. 6 filed on November 13, 2020, and Amendment No. 7 filed on April 27, 2021 (together with the Initial Filing, the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the number of shares of outstanding Class A ordinary shares of the Issuer.

ITEM	5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A ordinary shares and the percentage of total outstanding Class A ordinary shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Class A ordinary shares in this Statement are based upon the 229,974,999 Class A ordinary shares of the Issuer outstanding as of December 31, 2021, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022. The Reporting Persons may be deemed to beneficially own an aggregate of 40,033,395 Class A ordinary shares, which constitutes approximately 17.4% of China Online’s Class A ordinary shares, calculated in accordance with Rule 13d-3 under the Act.

SCCV V HOLDCO I beneficially owns 28,494,075 Class A ordinary shares, which represents approximately 12.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF V, as the parent company of SCCV V HOLDCO I, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 12.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCVF MGMT V, as the general partner of SCCVF V, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 12.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCG I HOLDCO A beneficially owns 11,539,320 Class A ordinary shares, which represents approximately 5.0% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF I, as the parent company of SCCG I HOLDCO A, may be deemed to beneficially own 11,539,320 Class A ordinary shares, which represents approximately 5.0% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCCGF MGMT I, as the general partner of SCCGF I, may be deemed to beneficially own 11,539,320 Class A ordinary shares, which represents 5.0% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCCVF MGMT V and SCCGF MGMT I, may be deemed to beneficially own 40,033,395 Class A ordinary shares, which represents approximately 17.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of SCC HOLD, may be deemed to beneficially own 40,033,395 Class A ordinary shares, which represents approximately 17.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 40,033,395 Class A ordinary shares, which represents approximately 17.4% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2022

SCC VENTURE V HOLDCO I, LTD.

By: Sequoia Capital China Venture Fund V, L.P.
Its Member

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE FUND V, L.P.

By: SC China Venture V Management, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SC CHINA VENTURE V MANAGEMENT, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SCC GROWTH I HOLDCO A, LTD.

By: Sequoia Capital China Growth Fund I, L.P.
Its Member

By: Sequoia Capital China Growth Fund I Management, L.P.
Its General Partner

By: SC China Holding Limited

Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.
Its General Partner

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited
Its General Partner

By: Neil Nanpeng Shen
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

By: Neil Nanpeng Shen
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

By: Neil Nanpeng Shen
Title: Authorized Signatory

NAN PENG SHEN

By:	Neil Nanpeng Shen
By:	/s/ Neil Nanpeng Shen